Exhibit 99.1

Check-Cap Reports Second Quarter 2015 Financial Results

ISFIYA, Israel, July 21, 2015 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today provided a corporate update and announced financial results for the second quarter, ended June 30, 2015.

“We are encouraged by the progress we have made in recent months, including the successful imaging of clinically significant polyps in various anatomical segments of the colon,” said Guy Neev, CEO of Check-Cap. “In order to accelerate the continued development of the Check-Cap system, we have also added an additional site to our CE Mark trial, and have expanded our talent base with the hiring of several new employees. We are continuing to make progress with our clinical program and remain committed to further validation of the preliminary efficacy of the Check-Cap system.”

Financial Results for the Second Quarter Ended June 30, 2015

Research and development expenses, net were $1.4 million in the three months ended June 30, 2015 compared to $0.8 million in the same period in 2014. This increase was primarily due to on-going clinical trial expenses. General and administrative expenses were $1.2 million in the three months ended June 30, 2015 compared to $0.3 million in the same period in 2014. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based payments, recruiting expenses as well as increased professional expenses and customary costs associated with being a publicly-traded company. Net loss for the three months ended June 30, 2015 was $3.9 million compared to $1.1 million in the same period in 2014. Non-GAAP net loss for the three months ended June 30, 2015 was $2.0 million compared to $1.1 million in the same period in 2014.

Extraordinary General Meeting of Shareholders – August 13, 2015

On August 13, Check-Cap will hold an Extraordinary General Meeting of Shareholders (1) to approve the adoption of the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors; (2) to approve the adoption of the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes; and (3) to approve the terms of engagement of Mr. William Densel, as Chief Executive Officer. Proxy materials are available on http://ir.check-cap.com/.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (GAAP), the Company's earnings release contains Non-GAAP financial measures of comprehensive loss for the period that exclude the effects of share-based compensation, changes in royalties and other financial liabilities, and Non-GAAP financial measures of shareholders’ equity for the period end that excludes the effect of other financial liabilities. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going operations.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of innovative imaging devices. The Company's lead product is an ingestible capsule for the identification of colorectal cancer and pre-cancerous lesions in the colon. Utilizing proprietary, ultra-low-energy X-ray-based technology, the capsule safely generates high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring traditional bowel preparation or modifications to a person’s diet and activities, Check-Cap’s system is designed to be patient-friendly and to increase compliance with colorectal cancer screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #

Financial Tables to Follow

CHECK-CAP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. dollars in thousands)

	June 30, 2015	December 31, 2014
Assets	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	19,083	1,075
Restricted deposit	46	46
Receivables on account of share options	-	4,800
Other current assets	322	117
Total current assets	19,451	6,038

Non-current assets
Property and equipment, net	258	191
Deferred issuance costs	-	1,556
Total non-current assets	258	1,747
Total assets	19,709	7,785

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	491	333
Other current liabilities	305	1,369
Employee benefits	648	1,122
Total current liabilities	1,444	2,824

Non-current liabilities
Royalties provision	2,751	2,509
Other financial liabilities	6,444	225
Total non-current liabilities	9,195	2,734

Shareholders’ equity
Preferred share capital	-	226
Ordinary share capital	546	53
Premium on preferred shares	-	21,167
Share options	-	6,593
Premium on ordinary shares	40,100	6
Capital reserve for ordinary share-based payment	3,029	743
Accumulated deficit	(34,605)	(26,561)
Total shareholders’ equity	9,070	2,227
Total liabilities and shareholders’ equity	19,709	7,785

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDRES' EQUITY (U.S. dollars in thousands)

June 30, 2015
(Unaudited)
GAAP total shareholders’ equity	9,070
Other financial liabilities	6,444
Non-GAAP total shareholders’ equity	15,514

CHECK-CAP LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
 (U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	(Unaudited)

Research and development expenses, net	2,733	1,640	1,375	843
General and administrative expenses	3,700	564	1,193	269
Operating loss	6,433	2,204	2,568	1,112

Finance income	(202)	(60)	(190)	(20)
Finance expenses	1,813	85	1,555	50
Finance expenses, net	1,611	25	1,365	30

Loss for the period	8,044	2,229	3,933	1,142

Total comprehensive loss for the period	8,044	2,229	3,933	1,142

Loss per ordinary share (in USD) Basic and diluted	0.77	1.97	0.30	1.00

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	10,503	1,627	13,266	1,627

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	(Unaudited)
GAAP total comprehensive loss for the period	8,044	2,229	3,933	1,142
Share-based compensation (1)	(2,689)	(40)	(422)	(20)
Current changes in provision for royalties and other financial liabilities	(1,650)	(28)	(1,518)	(18)
Non-GAAP total comprehensive loss for the period	3,705	2,161	1,993	1,104

(1) Share based compensation:
Research and development expenses, net	571	32	115	16
General and administrative expenses	2,118	8	307	4
	2,689	40	422	20

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com